  EXHIBIT 99.1

NOTICE OF MEETING

AND INFORMATION CIRCULAR

(Containing information as at April 25, 2024,

unless otherwise specified)

FOR THE ANNUAL GENERAL & SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

Thursday, May 30, 2024 at

10:00 A.M. (Vancouver time)

Suite 900 – 570 Granville Street

Vancouver, B.C. V6C 3P1

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Avino’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free Number:

 1-877-452-7184

 Outside North America:

 1-416-304-0211

Email: assistance@laurelhill.com

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May 2, 2024

Dear Fellow Shareholders,

Last year at this time I shared my enthusiasm as we delivered several key objectives for our strategic growth. Today, I am writing with even greater optimism as we were successful in achieving several significant milestones in 2023 as we continued our growth path with strong determination.

In 2023 we clarified our strategy for targeted growth within a 5-year time frame. Our belief is that we will accomplish this by remaining committed to the principles by which we operate, and by being diligent in our execution in alignment with our strategy.

Our focus is to mine responsibly with a firm commitment of support, knowledge and education for the communities close to our operations in Durango, Mexico. To strengthen our support, we added additional personnel to our CSR (Corporate Social Responsibility) team to continue to maintain strong ties and increase communications with all the nearby communities.

The Company’s value proposition is our project portfolio and our path for growth which includes the Avino Mine as a cornerstone asset and provides significant upside opportunity with La Preciosa, and the Oxide Tailings Project.

As we reflect on the milestones achieved and challenges of 2023, I am pleased to be able to share with you the progress and objectives during the year. Despite the fluctuation and uncertainties in the current resource market, Avino remains steadfast in its commitment to delivering value to our shareholders. Throughout 2023, we worked diligently to manage inflationary pressures and a rising cost environment, and we look to bring that same mindset into 2024. Controlling costs remains a key priority for Avino.

We required patience from our shareholders as we tirelessly negotiated with community groups for the development of La Preciosa. In 2022, we completed the acquisition of La Preciosa and added it to our project portfolio for several reasons, including that it hosts one of the largest undeveloped primary silver resources in Mexico and is located 19 kilometres from our Avino Mine production operations. This has an operating 2,500 tpd mill facility and all the necessary infrastructure to allow for mineral processing from La Preciosa.

Our patience was finally rewarded in early January 2024, when we signed a long-term land use agreement with the communities close to the property. This milestone marked the start of a new era for Avino and the communities adjacent to the mine as we moved one crucial step closer to putting La Preciosa into production. With the long-term land-use agreement in place, we were able to commence hauling of old surface stockpiles to our Avino mill. In addition, we submitted our application for the environmental permit to allow underground extraction. Pending regulatory approval, we will start developing the ramp down to our initial target of the high-grade Gloria vein. The La Preciosa mine represents a key pillar in our transformational growth strategy, as well as hosting a large endowment of silver and gold resources which we expect to process for years to come. We are delighted to work with our local community stakeholders to come to this amicable and cooperative result.

In 2023, we achieved several important milestones starting with an updated mineral resource estimate which included the Elena Tolosa (“ET”) deposit, the San Gonzalo deposit, and the Oxide Tailings deposit. Inaugural MREs (Mineral Resource Estimate) have also been included on the Guadalupe and La Potosina deposits. Together with the previously reported mineral resources on our new La Preciosa property, the updated consolidated mineral resources as of February 2023 totaled 368 million silver equivalent ounces in the measured, indicated, and inferred categories.

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We completed our planned and budgeted deep drilling  program by completing 7,545 metres in 13 drill holes, which included the best intercept in Avino’s 56-year history, and Hole ET-23-09 returned values of  296 AgEq g/t over 57 metres true width, including 407 AgEq g/t over 37 metres true width and 2,866 AgEq g/t over 3.43 metres true width of mineralization, which certainly caused some excitement with our teams in Mexico and Vancouver! Our geologists are implementing recommendations made by our consulting structural geologists to further study the potential of the entire mineralization. The Company’s budgeted exploration and evaluation expenditures for 2024 will be focused on regional exploration and further understanding of the structural geology below the current Avino Mine production area, with no drilling planned.

Also, we advanced the Oxide Tailings Project to the Pre-Feasibility study level, and we were extremely pleased to have announced the completion of this study with positive economic results in early February 2024. Our mineral resources increased to total371 million silver equivalent ounces across all properties and for the first time in Avino’s history, we have proven and probable mineral reserves of 6.7 million tonnes at a silver and gold grade of 55 g/t and 0.47 g/t respectively, having successfully converted measured and indicated resources to mineral reserves on the Oxide Tailings.

Production from the Avino Mine was within internal production estimates for 2023. The estimate was between 2.4 and 2.7 million silver equivalent ounces, with actual production coming in at 2,415,232 silver equivalent ounces, which was slightly lower than 2022 full year production of 2,655,502 silver equivalent ounces. Production in 2023 was impacted by sequentially planned mining in lower grade areas, which also contributed to lower recovery rates. However, as we moved into higher grade mining blocks our production levels increased. In addition, we made improvements in the mechanical equipment of the mill and expect recovery rates to improve along with grades as we moved into higher grade zones in line with the projected mining sequence.

With the rearrangement of our handling of tailings as a result of the completed dry-stack tailings facility, the prior method of wet tailings deposition is no longer in use. We have provided educational information and videos to the communities and further information on our tailings management system is also available on our corporate website.

We are committed to our communities, and one of the top priorities for Avino is to provide jobs with the goal of fostering generations of enthusiastic and dedicated ambassadors of Avino. Our ambition is to educate a younger population to their backyard, to encourage them to see the benefits of mining, and consider a future where they can have a mining career close to home.

We take the view that it is our responsibility to play a part in improving the lives of the people in our communities, and to be good corporate citizens. Making significant contributions to the communities through information technology and communication provides new opportunities and ways to improve the lives of our community members, and as part of this, Avino has donated dozens of Samsung Galaxy tablets and televisions to the schools this past year.

Currently, we provided 448 direct jobs which include the workers at the mine site and in our Durango offices. This number of jobs will typically translate to three times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

In August 2023, Avino, for the second year received the ESR Award “Empresa Socialmente Responsible ESR 2023”. This award is granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)). The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process. Avino continues to view its social responsibility with importance and care for our communities. As I mentioned at the beginning of this letter, we are firmly committed to the communities, and we take our supportive role seriously.

As a public company, we are committed to our shareholders and strive to bring value not only in the short term but for future value as well. We are making strides to transition the company to intermediate producer status. The fourth quarter of 2023 generated our highest quarterly revenue for the year, and we were able demonstrate positive movements on the cost side, which translated to improved operating margins from the Avino mine. Also in the fourth quarter, per ounce metrics improved, with cash costs and all-in sustaining cash costs decreasing compared to Q3 and Q2 and we continued to generate additional operating cash flow.

Most importantly, our working capital position improved significantly, with working capital up to around $10 million dollars at year end, almost doubling from where we were at the end of the second quarter.

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The entire Avino team is working to achieve our growth plan and are committed to our shared culture of discipline, flexibility and teamwork while pursuing initiatives that truly make us stronger as a Company. It is our belief that Avino is undervalued and well positioned to capitalize on the current positive outlook for silver prices. The investment community is beginning to understand our intentions to progress to intermediate producer level with La Preciosa being an important and prominent addition to our project portfolio. In addition, we think that silver demand will continue to grow in 2024. During the last month alone both silver and gold have made significant upward moves. As is there is a record demand for silver industrial fabrication and a surge in investment demand for physical silver.

We are all looking forward to 2024 with the progress and achievements we are tracking. Several key milestones have already been delivered in the first quarter and include the aforementioned signed long-term land-use agreement with the communities near La Preciosa. Additionally, the completion of the Pre-Feasibility study on the Oxide Tailings Project, which provides mineral reserves and additional resources, contributes to a strong long-term outlook. La Preciosa is one of our near-term top priorities, and we will provide updates throughout the year with our progress.

Operationally, we are targeting a solid year going forward. We are well into our 56th year, and we are driven by the highlighted events and plans for transitional growth. Avino’s longevity demonstrates a commitment to maintaining our mission, vision and values. Our Clear Path for Transformational Growth guides us from junior producer to intermediate status within a target of 5 years! We thank you for your ongoing support and confidence as we continue to provide shareholder value at Avino Silver & Gold Mines Ltd.

Sincerely,

AVINO SILVER & GOLD MINES LTD.

/s/ “David Wolfin”

DAVID WOLFIN,

President and Chief Executive Officer

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	28

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	28

Board of Directors	29
Name	29
Meetings of Independent Directors	29
Other Directorships	30
Board and Committee Meetings	30
Orientation and Continuing Education	32
Ethical Business Conduct	32
Insider Trading Policy	32
Disclosure and Confidentiality Policy	32
Whistleblower Policy	33
Term Limits	33
Corporate and Board Diversity	33
Nomination of Directors	34
Committees of the Board	34
Governance and Nominating Committee	38
Compensation Committee	38
Other Board Committees	39
Assessments	39

OTHER MATTERS	40

ADDITIONAL INFORMATION	40

BOARD APPROVAL	40

SCHEDULE “A” – BOARD OF DIRECTORS’ MANDATE	A1

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2024 Annual General and Special Meeting of the Shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the “Company”) will be held at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 on Thursday, May 30, 2024, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the financial statements of the Company for its fiscal year ended December 31, 2023 and the report of the Auditors thereon;

2.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

3.	To determine the number of directors and to elect directors;

4.	To approve the 2024 10% Rolling Stock Option Plan and all unallocated entitlements under the 10% Rolling Stock option Plan, as described in the accompanying Information Circular;

5.

To consider and if thought fit, to approve an ordinary resolution approving all unallocated entitlements under the 2018 Restricted Share Unit Plan, as described in the accompanying Information Circular; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are Information Circular dated April 25, 2024, Form of Proxy, and a Request Form to receive annual and interim financial statements and management discussion and analysis.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Information Circular accompanying this Notice.  Those who are unable to attend the meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 25th day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “David Wolfin”

David Wolfin

President & Chief Executive Officer

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Suite 900 – 570 Granville Street

Vancouver, BC V6C 3P1

Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED APRIL 25, 2024

This Information Circular accompanies the Notice of the 2024 Annual General Meeting (the “Meeting”) of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the “Company”) and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy.  The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A shareholder has the right to designate a person (who need not be a shareholder), other than the Management Designees to represent the shareholder at the Meeting.  Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company.  Such registered shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the shareholder’s shares are to be voted.  The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the registered shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy).  The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.  Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  A proxy may be revoked by a registered shareholder personally attending at the Meeting and voting their shares.  A shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

Only registered shareholders have the right to revoke a proxy.  Non-registered Shareholders should follow the instructions provided to them by their intermediary.

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PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company.

Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

Solicitation of Proxies

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company.  The Company has also retained Laurel Hill Advisory Group to assist in the solicitation of proxies from shareholders and to provide additional services, including but not limited to strategic shareholder communications. The Company has agreed to pay Laurel Hill Advisory Group an aggregate fee of FEE AMOUNT plus reasonable out-of-pocket expenses. All costs of the solicitation of proxies for the Meeting will be borne by Avino Silver & Gold Mines Ltd.

Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The cost of solicitation will be borne by the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents. Unless otherwise stated, the information contained in this Information Circular is given as at April 25, 2024.

The Canadian securities regulators have adopted new rules under National Instrument 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material.  This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management’s discussion and analysis, on a website in addition to SEDAR.  Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period.  The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

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VOTING OF PROXIES

Each shareholder may instruct their proxyholder how to vote their Common shares by completing the blanks on the proxy.  All Common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares represented by the proxy will be voted in accordance with such specification.  In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting.  As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

Shareholder Questions

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll Free Number: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value.  There is one class of shares only.  There are 132,881,305 issued and outstanding Common shares.  At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

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The directors have determined that all shareholders of record as of April 25, 2024, will be entitled to receive notice of and to vote at the Meeting.  Those shareholders so desiring may be represented by proxy at the Meeting.

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Common Shares held in own name and represented by a physical certificate or DRS.	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.
Non-Registered Shareholders Common Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

REGISTERED SHAREHOLDERS

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)	log onto the internet website of Computershare at www.investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions ; or

(b)	call the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your 15-digit control number (shown on your proxy form) and follow the instructions.; or

(c)	complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the “Chair”), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly, and to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. These securityholder materials are being set to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

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Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders.  Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own.  Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy-holders named in the form and insert the Beneficial Holder’s name in the blank space provided.  In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.  The Company may utilize Broadridge Financial Institution Inc.’s QuickVoteTM service to assist Beneficial Shareholders that are NOBOs with voting their Common Shares.  NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

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PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2023, (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting.  Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedarplus.ca and on the Company’s website at www.avino.com.  Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

Appointment of Auditors

The Board proposes the appointment of Deloitte LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.  Deloitte LLP has been the company Auditors since August 10, 2022.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Deloitte LLP, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common shares are to be withheld from voting on the appointment of auditors.

Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then.  All of the current directors of the Company will stand for re-election and a new director will be appointed.  It is proposed that the number of directors for the ensuing year be fixed at four (4) subject to such increases as may be permitted by the Articles of the Company.  At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at four (4).

It is proposed that the persons named below will be nominated at the Meeting.  Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

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The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name, Present Office Held and Province or State of Residency	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular(5)	Principal Occupation and if not at present an elected director, occupation during the past five(5) years(4)
Ronald Andrews(1)(2)(3) ID, USA Director	May 2019	425,000 (Directly) 35,000 (Indirectly)	Owner and operator of Andrews Orchards, President of West Wind Property Inc., and Director of Coral Gold Resources Ltd. from January 2010 to November 2020
Peter Bojtos(1)(2)(3) Colorado, USA Director	June 2018	268,000 (Directly)	Professional Engineer with over 50 years of worldwide experience in the mining industry
David Wolfin BC, Canada President, CEO and Director	October 1995	27,510 (Directly) 3,270,168 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers
Carolina Ordoñez (1)(2)(3) BC, Canada Director	June 2023	24,320 (Directly)	Mining Executive of a reporting issuer

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance & Nominating Committee
(4)	The information is not within the knowledge of the Management of the Company and has been furnished by the respective nominees.
(5)

The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is based on the information obtained from The System for Electronic Disclosure by Insiders (“SEDI”).

All of the nominees are residents of Canada, except for Ronald Andrews and Peter Bojtos, who reside in the United States. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

Majority Voting Policy

On February 14, 2017, the Board adopted a majority voting policy (the “Majority Voting Policy”) with immediate effect.  A copy of the Majority Voting Policy is also available on the Company’s website at www.avino.com.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election, in an uncontested election, shall promptly tender his or her resignation to the Chairman of the Board. The Governance and Nominating Committee and Compensation Committee will make a recommendation to the Board after reviewing the matter, and the Board will decide to accept or reject the resignation offer.  The Board’s decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the date of the applicable Meeting, together with the voting results of each director.  The Company will promptly issue a news release with the Board’s decision to accept or reject a director’s resignation, a copy of which must be provided to the stock exchange.  If the Board determines to not accept a resignation, the news release must fully state the reasons for that decision.  Resignation offers must be accepted by the Board, except in situations where exceptional circumstances would warrant the applicable director to continue to serve as a member of the Board (such as, for example and without limitation, where such resignation would place the Company in breach of or non-compliance with corporate or securities legislation, or commercial agreements entered into by the Company).  The nominee director in question will not participate in any committee or Board deliberations.  This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada.

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Each of the current directors has agreed to abide by the provisions of the Majority Voting Policy and any subsequent candidate nominated by management will, as a condition of such nomination, be required to abide by the Majority Voting Policy. In the event that any director who received a majority of votes “withheld” does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be re-nominated by the Board.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ronald Andrews was a director of Berkley Renewables Inc. (“Berkley”) at the time it was cease traded by the Ontario and B.C. Securities Commissions on May 6, 2019 for failing to file required records, and the cease trade order has not been rescinded.  Mr. Andrews resigned from the board of directors of Berkley on May 15, 2019.

On August 29, 2018, Deloitte Restructuring Inc. was made the Court-appointed receiver of Sage Gold Inc. of which Peter Bojtos was a director, pursuant to Section 243(1) of the Bankruptcy and Insolvency Act (Canada) and Section 101 of the Courts of Justice Act (the “Receiver”).  The Ontario Superior Court of Justice approved a Sales and Investor Solicitation Procedure to the Receiver to conduct the sale of all or substantially all of the property assets and undertakings of Sage Gold Inc.  Mr. Bojtos’ directorship with Sage Gold Inc. ceased on March 22, 2019.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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Approval of New 2024 Stock Option Plan and Unallocated Entitlements

The Board of Directors is seeking shareholder approval for the adoption of a new 10% rolling stock option plan (the “2024 Stock Option Plan” or the “Plan”), subject to regulatory approval, and as more particularly described below.

The Board of Directors is also seeking shareholder approval of the unallocated entitlements under the 2024Plan, as more particularly described below.

The Company’s current 10% rolling Plan was approved by shareholders in 2018. There are currently 8,976,000 stock options granted under the Plan representing approximately 6.75% of the issued and outstanding common shares of the Company. The Board of Directors has deemed it appropriate to amend and update the Plan so that it is in compliance with the Toronto Stock Exchange’s (“TSX”) current policies.  The Company is therefore seeking approval for the adoption of the 2024 Stock Option Plan. The 2024 Stock Option Plan is substantially similar to the Old Plan and is subject to the acceptance by the TSX.

The Board of Directors is of the view that the 2024 Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management, and others who provide service to the Company to act in the best interests of the Company. The 2024 Stock Option Plan will be available for inspection and placed before the Shareholders for ratification and approval at the Meeting. The 2024 Stock Option Plan has also been posted on the Company’s website at www.avino.com.

The material terms of the 2024 Stock Option Plan provide that:

•	the participants in the 2024 Stock Option Plan are the directors, officers, employees, and consultants of the Company and its subsidiaries;

•	the 2024 Stock Option Plan is administered by the Board of Directors of the Company;

•	the exercise price of stock options granted under the 2024 Stock Option Plan, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price prior to the date of grant or, if the shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the shares are listed or quoted for trading;

•	the 2024 Stock Option Plan provides that the maximum number of common shares issuable upon the exercise of options and under any other security based compensation arrangement shall not exceed such number which represents 10% of the issued and outstanding common shares of the Company from time to time. As a result, should the Company issue additional shares in the future, the number of shares issuable under the 2024 Stock Option Plan will increase accordingly. The 2024 Stock Option Plan is considered an “evergreen” plan, since the shares covered by options which have been exercised shall be available for subsequent grants under the 2024 Stock Option Plan, and the number of options available to grant increases as the number of issued and outstanding shares of the Company increases;

•	the expiry date for each Option shall be set by the Board at the time of issue of the Option subject to blackout provision extension and shall not be more than ten years after the grant date;

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•	options granted pursuant to the 2024 Stock Option Plan will be non-assignable and non-transferrable other than by will or the laws governing the devolution of property in the event of death, and then in the manner permitted by the Plan;

•	upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the 2024 Stock Option Plan;

•	the maximum number of common shares issuable under the 2024 Stock Option Plan shall not, together with all other security-based compensation arrangements of the Company, exceed 10% of the issued and outstanding common shares as at the date of such grant on a non-diluted basis;

•	the number of common shares of the Company which are (i) issuable at any time, and (ii) issued within any one year period, to all insiders (as such term is defined in the TSX’s Company Manual) of the Company pursuant to the terms of the 2024 Stock Option Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding common shares on a non-diluted basis;

•	if the option holder ceases to be a director of Company or its subsidiaries or ceases to be employed by the Company or its subsidiaries (other then by reason of death or cause), as the case may be, than the vested option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company or its subsidiaries, subject to the terms and conditions set out in the 2024 Stock Option Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options; and in the event of death, the earlier of 365 days after the date of death and the expiry date of the option;

•	options are to be subject to vesting provisions determined by the Board of Directors, subject to a minimum of one-third of the options vesting on each of the first, second and third anniversaries of the grant date;

•	shares which are issued upon the exercise of options granted under the 2024 Stock Option Plan are to be paid for in cash or certified cheque by the holder;

•	if the expiry date of any options falls within a self imposed blackout period, then it shall be extended ten business days following the end of such black out period;

•	shares which are issued upon the exercise of options granted under the 2024Stock Option Plan are to be paid for in cash or certified cheque by the holder;

•	the Company does not offer financial assistance in respect of the exercise of options; and

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•	the Board “may” make the following amendments to the 2024 Stock Option Plan or awards thereunder, without obtaining shareholder approval:

(a)

amendments to the terms and conditions of the 2024 Stock Option Plan or awards thereunder necessary to ensure that the 2024 Stock Option Plan or awards thereunder complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the Exchange in place from time to time;

(b)

amendments to the provisions of the 2024 Stock Option Plan or awards thereunder respecting administration of the 2024 Stock Option Plan and eligibility for participation under the 2024 Stock Option Plan;

(c)

amendments to the provisions of the 2024 Stock Option Plan or awards thereunder respecting the terms and conditions on which grants may be made pursuant to the 2024 Stock Option Plan, including the provisions relating to the vesting and Expiry Date;

(d)	amendments to the 2024 Stock Option Plan or awards thereunder that are of a “housekeeping” nature; and

(e)	and any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the Exchange.

•	the Board may not, without the approval of the Company’s shareholders, make the following amendments to the 2024 Stock Option Plan:

(a)	a reduction in the option price benefiting an Insider of the Company;

(b)	an extension of the expiry date benefiting an Insider of the Company;

(c)	any amendment to remove or to increase the Insider participation limits described in section 3.2;

(d)	an increase to the maximum number of common shares issuable as a fixed percentage of the Company’s outstanding capital represented by such common shares; and

(e)	amendments to an amending provision within the 2024 Stock Option Plan.

The material amendments from the Old Plan which included in the 2024 Stock Option Plan are:

(a)

The authority of the Company to withhold a portion of the optioned shares to cover the income tax withholding of the option holder, where the holder has not provided the required funds to the Company to remit for the withholding taxes; and

(b)	A “net exercise option” (as more particularly described below) for the optionees.

The new Stock Option Plan contains a “net exercise option” for option grants, exercisable at the election of the optionees.  Under the net exercise option, in consideration of the issuance of any listed shares which are vested and exercisable, the optionee will receive listed shares equal to the quotient obtained by dividing (A) the product of the number of options being exercised multiplied by the difference between the 5-trading day volume weighted average price (“VWAP”) of the underlying listed shares and the option price of the subject options; by (B) the VWAP of the underlying listed shares.

For example, under the net exercise option, if an optionee holds options to purchase 100 listed shares, exercisable at a price of $1.00 per share and the VWAP of the listed shares is $1.50, then the optionee would not pay the Company any cash, and instead of receiving 100 listed shares would only receive 33 listed shares (fractional shares being in effect rounded down to the nearest lower whole share) calculated as follows:

                        100 X ($1.50 - $1.00)        =      33 shares

                                      $1.50

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All options exercised pursuant to the net exercise option will be considered exercised in full for all purposes under the Stock Option Plan.

Shareholders are referred to the full text of the Stock Option Plan, a copy of which has been posted on SEDAR+ and is available for inspection under the Company’s profile on SEDAR+ at www.sedarplus.ca, and on the Company’s website at www.avino.com for complete details.

The policies of TSX require the approval of all unallocated options, rights, or entitlements under the 2024 Stock Option Plan (which is also proposed to be obtained at this Meeting) and every three years thereafter with the next such renewal approval by shareholders on or before May 30, 2027.

In the event the 2024 Stock Option Plan or the unallocated entitlements under the Plan are not approved by the shareholders:

a)	all previously allocated options will continue unaffected, and all previously granted options will not be available for re-allocation if they are cancelled prior to exercise; and

b)	no further options may be granted under the 2024 Stock Option Plan until shareholder approval is obtained.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the 2024 Stock Option Plan and the unallocated entitlements under the Plan. Shareholder approval is the approval by a majority of the votes cast on the resolutions by all shareholders.

Shareholder Approval

Accordingly, the management of the Company is asking shareholders to approve the following resolution:

“BE IT RESOLVED as an Ordinary Resolution that:

1.	the 2024 Stock Option Plan be approved;

2.	all unallocated options under the 2024 Stock Option Plan, be and are hereby approved; and

3.

The Company have the ability to continue granting options under the 2024 Stock Option Plan until May 30, 2027, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is sought; and

4.

any director or officer of the Company be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board of Directors recommends that shareholders vote in favour of this resolution.

Proxies received in favour of management will be voted FOR the approval of the 2024 Stock Option Plan and the unallocated rights and entitlements under the Plan unless the Shareholder has specified in the proxy that his or her Common Shares are to be voted against such resolution. Where no choice is specified by a Shareholder, the proxy will confer discretionary authority and will be voted FOR the approval of the 2024 Stock Option Plan and the unallocated rights and entitlements under the 2024 Stock Option Plan.

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Reference should be made to the full text of the 2024 Stock Option Plan, which will be made available at the Company’s Head Office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 pm (Vancouver time) on the business day immediately preceding the date of the Meeting and at the Meeting and on the Company’s website at www.avino.com, and has been posted on SEDAR+ (www.sedarplus.ca), for complete details.

Approval of Unallocated Entitlements under the 2018 Restricted Share Unit Plan

The Board of Directors is seeking shareholder approval of the unallocated entitlements under the 2018 Restricted Share Unit Plan (the “2018 RSU Plan”), as more particularly described below.

The Company’s current 2018 RSU Plan was approved by shareholders on May 27, 2021. There are currently 3,628,000 Restricted Share Units granted grant under the 2018 RSU Plan, representing approximately 2.73% of the issued and outstanding common shares of the Company. The maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Company exceed 10% of the issued and outstanding Common Shares as at the date of such grant on a non-diluted basis. The Board of Directors has deemed it appropriate to request the shareholders approve the unallocated entitlements under the 2018 RSU Plan, so that it is in compliance with the TSX current policies, which requires such approval every three (3) years.

The purpose of the 2018 RSU Plan is to allow the Company to attract and retain individuals with experience and exceptional skill, and to allow selected executives, key employees, consultants and directors of the Company and related entities (an “RSU Participant”) to acquire restricted share units (the “RSUs”) with a view to enabling them to participate in the long-term success of the Company by promoting a greater alignment of interests between the Shareholders and the RSU Participants. The 2018 RSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The 2018 RSU Plan has also been posted on the Company’s website at www.avino.com.

The 2018 RSU Plan is administered by the Compensation Committee under the supervision of the Board. Under the 2021 RSU Plan, the Compensation Committee recommends the RSU Participants to whom grants should be made (the “Grant”) based on the RSU Participant’s current and potential contribution to the success of the Company. The Compensation Committee determines the terms and conditions upon which a Grant is made, including any performance criteria or vesting period attached to the Grant.

Upon vesting, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the 2018 RSU Plan, one Common Share for the equivalent thereof, provided that the Participant is continuously employed with, or providing services to, the Company from the Effective Date of such Grant to the Release Date (as those terms are defined in the 2018 RSU Plan).  The terms and conditions of vesting of each Grant are determined by the Compensation Committee at the time of the Grant. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant) during the vesting period. RSUs track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

In the event of a change in control of the Company, and unless otherwise determined by the Compensation Committee, or otherwise addressed in the RSU Participant’s employment or service contract or share compensation plan approved by the Board, with respect to each Grant outstanding on the effective date of such change in control, and subject to the acceptance of the TSX, all RSUs shall vest as of the effective date of the change in control; and, provided that each RSU Participant is continuously employed by or providing services to the Company, such RSU Participant shall be entitled to receive from the Company, one CIC Share (as defined in the 2018 RSU Plan), or the number of Consideration Shares (as defined in the 2018 RSU Plan) rounded to the nearest whole number, that is equal to the sum of: (i) the number of Consideration Shares received by the Shareholders in respect of one Common Share; and (ii) the number of Consideration Shares that the Board determines represents the fair market value of any cash or other property received by the Shareholders of the Company in respect of one Common Share.

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The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. In the event that a trading blackout is imposed by management or the Board, RSU Participants subject to the blackout are prohibited from buying, selling or otherwise trading in securities of the Company until such time as notice is formally given by the Company that trading may resume.  If the date of vesting of any Grant falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

In the event of termination of employment without cause or the retirement or permanent disability of a RSU Participant, the RSU participant shall be entitled to the settlement of the pro rata portion of RSUs based on the proportion of the performance period worked prior to termination.  Any remaining RSUs terminate.  In the event of voluntary resignation or termination of a RSU Participant for cause, all unvested RSUs outstanding immediately terminate.  In the event of the death of a RSU Participant, the estate of the RSU Participate shall be entitled to receive on the subsequent settlement date the Common Shares to which the RSU Participant would have been entitled to receive on that date.  All other outstanding unvested RSUs terminate.

The Board may, at any time and from time to time, amend, suspend or terminate the 2021 RSU Plan in whole or in part.  Subject to certain limited exceptions, the Compensation Committee may from time to time amend the terms of Grants made under the 2018 RSU Plan, subject to confirmation by the Board and the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of an RSU Participant with respect to a Grant, the obtaining of the written consent of such RSU Participant to such amendment.  The Board may make the following amendments to the 2018 RSU Plan or awards thereunder, without obtaining shareholder approval:

(a)

Amendments to the terms and conditions of the 2018 RSU Plan or awards thereunder, necessary to ensure that the 2018 RSU Plan or awards thereunder complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(b)	Amendments to the provisions of the 2018 RSU Plan or awards thereunder respecting administration of the 2021 RSU Plan and eligibility for participation under the 2018 RSU Plan;

(c)	Amendments to the provisions of the 2018 RSU Plan or awards thereunder respecting the terms and conditions on which Grants may be made pursuant to the 2018 RSU Plan;

(d)	Amendments to the 2018 RSU Plan or awards thereunder that are of a “housekeeping” nature; and

(e)	Any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the TSX.

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The Board may not, without the approval of the Company’s shareholders, make the following amendments to the 2018 RSU Plan:

(a)	any extension of the termination or expiry of a grant benefiting an Insider of the Company;

(b)	any amendment to remove or to increase the Insider participation limits described in Section 5.1;

(c)	an increase to the maximum number of RSU Shares issuable as a fixed percentage of the Company’s outstanding capital represented by the common shares; and

(d)	amendments to an amending provision within the 2018 RSU Plan.

The Board has determined that the maximum number of RSU Shares issuable under the 2018 RSU Plan shall not, together with all other security-based compensation arrangements of the Company (including the new 2024 Stock Option Plan described above), exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis.

Notwithstanding anything else contained herein, the number of common shares of the Company which are (i) issuable at any time, and (ii) issued within any one year period, to all insiders (as such term is defined in the TSX’s Company Manual) of the Company pursuant to the terms of the 2018 RSU Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding common shares on a non-diluted basis.

The policies of TSX require the approval of all unallocated RSU, rights, or entitlements under the 2018 RSU Plan every three years with the next such renewal approval by shareholders on or before May 30, 2027.

In the event the unallocated entitlements under the Plan are not approved by the shareholders:

a)	all previously allocated RSUs will continue unaffected, and all previously granted RSUs will not be available for re-allocation if they are cancelled prior to exercise; and

b)	no further RSUs may be granted under the 2018 RSU Plan until shareholder approval is obtained.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the unallocated entitlements under the 2018 RSU Plan.  Shareholder approval is the approval by a majority of the votes cast on the resolutions by all shareholders.

Shareholder Approval

Based on the foregoing, Shareholders are being requested to consider and, if thought advisable, to pass the following ordinary resolution:

NOW BE IT RESOLVED that:

1.

all unallocated entitlements issuable under the 2018 RSU Plan in the form of restricted share units (“RSUs”) that are granted after the date hereof until May 30 2027, substantially as incorporated in the form of the 2018 RSU Plan presented to the shareholders of the Company, are hereby approved, and any director or officer of the Company is hereby authorized and directed to settle the terms thereof and to execute and deliver the RSUs for and on behalf of and in the name of the Company, and any other documents in relation thereto as may be approved by such director or officer.

2.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments, and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions; and

4.	The directors be authorized in their sole discretion not to proceed with the 2018 RSU Plan, or to terminate the 2018 RSU Plan, without further approval from the shareholders.”

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The Board has concluded that the 2018 RSU Plan is in the best interests of the Company and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the unallocated entitlements under the 2018 RSU Plan, by voting FOR this resolution at the Meeting.

The Board of Directors recommends that shareholders vote in favour of this resolution.

Proxies received in favour of management will be voted FOR the unallocated entitlements under the 2018 RSU Plan unless the Shareholder has specified in the proxy that his or her Common Shares are to be voted against such resolution. Where no choice is specified by a Shareholder, the proxy will confer discretionary authority and will be voted FOR the unallocated entitlements under the 2018 RSU Plan Resolution.

Reference should be made to the full text of the 2018 RSU Plan, which will be made available at the Company’s Head Office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 pm (Vancouver time) on the business day immediately preceding the date of the Meeting and at the Meeting and on the Company’s website at www.avino.com, and has been posted on SEDAR+ (www.sedarplus.ca), for complete details.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

For the financial year ended December 31, 2023, the Named Executive Officers of the Company were:

•	David Wolfin, President and CEO

•	Nathan Harte, CFO

•	J.C. Rodríguez, COO, Chief Operating Officer

•	Peter Latta, VP Technical Services

•	Jennifer Trevitt, Corporate Secretary

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Compensation Discussion and Analysis

The executive compensation program is comprised of fixed and variable elements of compensation; base salary, discretionary bonus, and equity based incentive award in the form of stock options and Restricted Share Units (“RSUs”) to its executive officers.  The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The three components of the compensation package are included to enable the Company to meet different objectives.

The objectives of base salary are to recognize market pay and acknowledge the competencies and skills of individuals.  The objective of discretionary bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees and may or may not be awarded in any financial year.  The discretionary bonuses are short-term incentives. The objectives of equity based incentive award are to align the interest of executive officers with that of Shareholders by encouraging equity ownership through awards of stock options and RSUs, to motivate executive and other key employees to contribute and increase in corporate performance and shareholder value, and to attract talented individuals and reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of incentive stock options and RSUs plans and amendments thereto are the responsibility of the Company’s Compensation Committee.

The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Ronald Andrews (Chair), Peter Bojtos and Jasman Yee, all of whom are independent, applying the definition set out in Section 1.4 of NI 52-110. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long-term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation.  Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

In performing its duties, the Board has considered the implications of risks associated with the Company’s compensation policies and practices.  At its early stage of development and considering its current compensation policies, the Company has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.  An NEO or director is permitted for his or her own benefit and at his or her own financial risk, to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units or exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

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Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Equity Based Incentive Awards	Equity-based incentive awards are made in the form of incentive stock options and Restricted Share Units. The amount of each grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options and RSUs to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.  There is no formal process using objectives, criteria, or analysis, for determining compensation.  However, the Compensation Committee considers a number of key factors (including cash cost per ounce of silver equivalent, all-in sustaining cost per ounce of silver equivalent, operating margin and net income, share price relative to a competitive set of silver producers, safety and environmental issues, changes in amounts and categories of reserves and resources, total silver equivalent ounces produced and sold, investor and community relations, exploration results, financings, etc.), and considers these in comparison to other similar silver producers (that have comparable market capitalizations, revenues, and total assets).  When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

- 19 -

Performance Graph

The following graph compares the yearly change in the cumulative total Shareholder return over the five most recently completed financial years, assuming a $100 investment in the Common Shares on December 31, 2019 against the return of the S&P/TSX Composite Index.  The Company did not pay any dividends during this period.

Total Return To Shareholders
(Includes reinvestment of dividends)

	ANNUAL RETURN PERCENTAGE
	Years Ending

Company / Index	12-31-19	12-31-20	12-31-21	12-31-22	12-31-23
Avino Silver & Gold Mines Ltd.	-10.71	120.00	-32.73	-17.12	-25.00
S&P/TSX Composite Index	22.88	5.60	25.09	-5.84	11.75
NYSE Composite Index	25.51	6.99	20.68	-9.35	13.77

		INDEXED RETURNS
	Base	Years Ending
	Period
Company / Index	12-31-18	12-31-19	12-31-20	12-31-21	12-31-22	12-31-23
Avino Silver & Gold Mines Ltd.	$100	$89.29	$196.43	$132.14	$109.52	$82.14
S&P/TSX Composite Index	$100	$122.88	$129.76	$162.32	$152.83	$170.79
NYSE Composite Index	$100	$125.51	$134.28	$162.04	$146.89	$167.12

As discussed above, compensation for the Company’s Named Executive Officers is comprised of different elements.  These include elements relating to factors that do not directly correlate to the market price of the Common Shares, such as base salary, as well as elements that more closely correlate to the Company’s performance and financial condition, such as discretionary cash bonus and equity-based incentive awards.  The elements of executive compensation are designed to attract and retain top quality executives to manage and grow the business through both adverse and favourable economic cycles.  Stock options form an important component of the compensation package offered to attract qualified individuals to a position and the number of stock options granted varies with the position level.

- 20 -

Total Return To Shareholders

Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended December 31, 2023 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) (9) President, CEO and Director	2023	285,286	310,476	187,941	Nil	Nil	Nil	783,703
	2022	268,879	288,328	184,248	Nil	Nil	57,617	799,072
	2021	239,292	303,721	66,312	Nil	Nil	Nil	609,325
Nathan Harte(9) CFO	2023	164,133	216,631	112,765	Nil	Nil	Nil	493,529
	2022	134,940	171,251	110,549	Nil	Nil	57,617	474,357
	2021	121,279	103,187	33,156	Nil	Nil	Nil	257,622
J.C. Rodríguez(7) COO	2023	267,544	220,627	112,765	Nil	Nil	Nil	600,936
	2022	199,601	194,794	110,549	Nil	Nil	57,617	562,561
	2021	211,679	174,069	44,208	Nil	Nil	Nil	429,956
Peter Latta(9) VP Technical Services	2023	145,656	90,009	56,382	Nil	Nil	Nil	292,047
	2022	135,316	79,857	55,275	Nil	Nil	38,411	308,859
	2021	122,826	69,147	22,104	Nil	Nil	Nil	214,077
Jennifer Trevitt(8)(9) Corporate Secretary	2023	132,382	9,649	5,463	Nil	Nil	Nil	147,494

(1)

Unallocated entitlements under the 2018 RSU Plan were last approved by shareholders on May 27, 2021, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2023, 1,878,320 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,005,333 were vested and 68,944 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2023. The closing market price on March 25, 2023 was C$1.09 per common share, and the closing market price on August 4, 2023 was C$0.93 per common share, representing the two vesting dates in 2023.

(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2022, 2,545,000 option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 3.10%, expected dividend yield of 0%, expected option life of 5 years, expected forfeiture rate of 16.82% and expected share price volatility of 61.10%.

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses.
(6)	Mr. David Wolfin was appointed CEO on June 24, 2010. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(7)	Mr. Rodríguez receives his salary in Mexican Pesos (“MXP”). For 2023, Mr. Rodriguez’ salary of MXP 4,743,681, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0564.
(8)	Ms. Trevitt reached the threshold of NEO in 2023.
(9)

All compensation to Mr. David Wolfin, Mr. Nathan Harte, Mr. Peter Latta and Ms. Jennifer Trevitt is paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495 for 2023, US$1.00 = C$1.3017 for 2022 and US$1.00 = C$1.2537 for 2021 based on the average exchange rate for the year quoted by the Bank of Canada.

- 21 -

Annual Base Salary

Base Salary for the executive officers is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers (similar in size and complexity) within the precious metals industry as well as a review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.

Equity-Based Incentive Awards

Equity-based incentive awards are in the form of the grant of incentive stock options and RSUs. The objective of the equity-based incentive award is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a Stock Option and an RSU Plan (the “Plans”), under which stock options have been granted and may be granted to purchase a number of shares equal to up to 10% of the Company’s issued capital from time to time.  Unallocated entitlements under the 2018 RSU Plan were last approved by shareholders on May 27, 2021, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis.  For the year ended December 31, 2023, 1,878,320 RSUs were granted under the 2021 RSU Plan to officers, directors, employees and consultants and 1,005,333 were vested and 68,944 were cancelled.  The value of the RSUs is based on the closing price of the Common Shares on the vesting date.  The RSUs will vest one-third annually over three years, until fully vested from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino.

All Plans are administered by the Compensation Committee.  The process the Company uses to grant equity-based incentive awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee determines is suitable. All previous grants of equity-based incentive awards are taken into account when considering new grants.

- 22 -

Equity-Based Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the NEOs to purchase or acquire securities of the Company outstanding at December 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in-the-money options ($)(1)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(2)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(2) (4)
David Wolfin CEO, President and Director	500,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	420,000	348,574	Nil
	500,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	280,000	248,981	Nil
	300,000	1.64	Aug 4, 2025	Nil
Nathan Harte CFO	300,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	300,000	248,981	Nil
	300,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	200,000	176,362	Nil
	150,000	1.64	Aug 4, 2025	Nil
	48,000	0.79	Aug 21, 2024	Nil
J.C. Rodríguez COO	300,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	300,000	248,981	Nil
	300,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	200,000	176,362	Nil
	200,000	1.64	Aug 4, 2025	Nil
Peter Latta VP-Technical Services	150,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	120,000	99,542	Nil
	150,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	80,000	70,545	Nil
	100,000	1.64	Aug 4, 2025	Nil
Jennifer Trevitt Corporate Secretary	100,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	60,000	49,796	Nil
	100,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	30,000	26,454	Nil

(1)

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2023 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company's common shares as at December 31, 2023 was C$0.69 per common share.

(2)

Unallocated entitlements under the 2018 RSU Plan were last approved by shareholders on May 27, 2021, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2023, 1,878,320 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,005,333 were vested and 68,944 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2023. The closing market price on the issuance dates of March 25, 2022 was C$1.19 per common share, and the closing market price on March 29, 2023 was C$1.12 per common share, representing the two RSU grant dates.

(3)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.
(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495, which represents the average exchange rate for the year 2023 quoted by the Bank of Canada.

- 23 -

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2023:

Name	Option-based awards – Value vested during the year ($)(1)(3)	Share-based awards – Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
David Wolfin President, CEO and Director	Nil	181,993	Nil
Nathan Harte CFO	Nil	115,228	Nil
J.C. Rodríguez COO	Nil	126,714	Nil
Peter Latta VP-Technical Services	Nil	55,739	Nil
Jennifer Trevitt Corporate Secretary	Nil	12,116	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	The closing market price on March 25, 2023 was C$1.09 per common share, and the closing market price on August 4, 2023 was C$0.93 per common share, representing the two vesting dates in 2023.
(3)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495 which represents the average exchange rate for the year 2023 as quoted by the Bank of Canada.

Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. However, any such purchases would be subject to applicable insider reporting requirements.

Termination and Change Of Control Benefits

On January 1, 2019, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, the consulting agreement was renewed for a period of three years on January 1, 2022 with the same terms and conditions.

This consulting agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual consulting fees; and

(c)

by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate his consulting agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$2 million.

- 24 -

On May 30, 2019, the Company entered into a Change of Control Agreement with Nathan Harte, the named executive officer of the Company.  If a Change of Control occurs, and the Executive’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or the Executive resigns from his employment for Good Reason during such six (6) month period, then the Executive shall be entitled to receive from the Company an amount equal to the Executive current monthly base salary multiplied by twenty four (24) months which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

On May 30, 2019, the Company entered into a Change of Control Agreement with Peter Latta, the named executive officer of the Company.  If a Change of Control occurs, and the Executive’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or the Executive resigns from his employment for Good Reason during such six (6) month period, then the Executive shall be entitled to receive from the Company an amount equal to the Executive current monthly base salary multiplied by twenty four (24) months which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; which amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the named executive officer of the Company.  The employment agreement was further amended on April 14, 2014.

(a)	by the Employee electing to give the Employer not less than 3 months prior notice of such termination;

(b)

by the Employer electing to give the Employee 3 months prior notice of such termination along with a termination payment equal to the sum of Employee’s Fee earned pursuant to Section TEN during the preceding 12months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c)

(1) by the Employee electing to give the Employer notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Employee so elects to terminate this Agreement, or (2) by the Employer upon notice to the Employee within 3 months prior to or within 6 months after a Change of Control is announced by the Employer, or its parent, then the Employer will be entitled to a termination payment equal to 3 times the sum of Employee’s Fee earned pursuant to Section Ten of the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

- 25 -

A “Change of Control” shall be deemed to have occurred when:

(I)

any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)

completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)

a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)

a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2023:

Name	Fees earned(5) ($)	Share-based awards(1)(5) ($)	Option-based awards(2)(5) ($)	Non-equity incentive plan compensation(3)(5) ($)	Pension value(4) ($)	All other compensation ($)	Total(5) ($)
Peter Bojtos*	79,474	61,621	56,382	Nil	Nil	Nil	197,477
Jasman Yee*	44,461	55,956	56,382	Nil	Nil	Nil	156,799
Ronald Andrews*	44,461	55,956	56,382	Nil	Nil	Nil	156,799
Carolina Ordonez*	20,105	19,522	34,974	Nil	Nil	Nil	74,601

*	Independent and Non-Employee Directors
(1)

Unallocated entitlements under the 2018 RSU Plan were last approved by shareholders on May 27, 2021, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2023, 1,878,320 RSUs were granted under the 2021 RSU Plan to officers, directors, employees and consultants and 1,005,333 were vested and 68,944 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2023. The closing market price on March 25, 2023 was C$1.09 per common share, and the closing market price on August 4, 2023 was C$0.93 per common share, representing the two vesting dates in 2023.

(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2022, 2,545,000 option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 3.10%, expected dividend yield of 0%, expected option life of 5 years, expected forfeiture rate of 16.82% and expected share price volatility of 61.10%.

(3)	The Company does not have any non-equity incentive plans.
(4)	The Company does not have any pension plans.
(5)

All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495, average exchange rate for the year 2023 as quoted by the Bank of Canada.

- 26 -

The Board, on recommendation of the Compensation Committee, determines director compensation.  The objective in determining such director compensation is to ensure that the Company can attract and retain experienced and qualified individuals to serve as directors. The Company compensates its non-executive directors through the payment of directors’ fees, plus annual retainer for board and committee chair, and per meeting fees, and through the grant of incentive stock options and RSUs.  All retainers are paid pro rata on a quarterly basis. The non-executive directors receive the following annual retainers and other fees for their services as directors:

Annual Retainer per Director	$25,936*
Annual Retainer for Board Chair	$33,346*
Annual Retainer for Audit Committee Chair	$6,817*
Annual Retainer for Compensation Committee Chair	$4,298*
Annual Retainer for Governance & Nominating Committee Chair	$4,298*
Meeting Attendance Fee per Meeting	$852*

*All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495, which represents the average exchange rate for the year 2023 as quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the stock option and RSUs plans of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2023:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(2)(4)	Share grant date	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)(4)	Market or payout value of share-based awards not paid out or distributed ($)(3)(4)
Jasman Yee	150,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	75,000	62,245	Nil
	150,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	50,000	44,461	Nil
	100,000	1.64	Aug 4, 2025	Nil
Ronald Andrews	150,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	75,000	62,245	Nil
	150,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	50,000	44,461	Nil
	100,000	1.64	Aug 4, 2025	Nil
Peter Bojtos	150,000	1.12	Mar 29, 2028	Nil	Mar 29, 2023	75,000	62,245	Nil
	150,000	1.20	Mar 25, 2027	Nil	Mar 25, 2022	50,000	44,461	Nil
	100,000	1.64	Aug 4, 2025	Nil
Carolina Ordonez	150,000	1.12	Jul 10, 2028	Nil	Mar 29, 2023	69,320	38,285	Nil

(1)

In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2023 and the exercise price of the option. The closing Toronto Stock Exchange share price for the Company's common shares as at December 31, 2023 was C$0.69 per common share.

(2)

Unallocated entitlements under the 2018 RSU Plan were last approved by shareholders on May 27, 2021, and the maximum number of RSU shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Corporation exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2023, 1,878,320 RSUs were granted under the 2021 RSU Plan to officers, directors, employees and consultants and 1,005,333 were vested and 68,944 were cancelled. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2023. The closing market price on the issuance dates of March 25, 2022 was C$1.19 per common share, and the closing market price on March 29, 2023 was C$1.12 per common share, representing the two RSU grant dates.

(3)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the Toronto Stock Exchange.
(4)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495, which represents the average exchange rate for the year 2023 quoted by the Bank of Canada.

- 27 -

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2023:

Name	Option-based awards – Value vested during the year ($)(1)(3)	Share-based awards – Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Jasman Yee	Nil	45,580	Nil
Ronald Andrews	Nil	45,580	Nil
Peter Bojtos	Nil	45,580	Nil
Carolina Ordonez	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	The closing market price on March 25, 2023 was C$1.09 per common share, and the closing market price on August 4, 2023 was C$0.93 per common share, representing the two vesting dates in 2023.
(3)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3495 which represents the average exchange rate for the year 2023 as quoted by the Bank of Canada.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Company’s equity compensation plans as of December 31, 2023, under which securities of the Company are authorized for issuance to directors, officers, employees, and consultants of the Company and its affiliates:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($C)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders • Stock Option Plan • 2021 RSU Plan(1)	6,666,000 2,994,709	$1.27 $1.14(2)	3,212,116
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total:	9,660,709		3,212,116

*    The number of Options and RSUs issued under the Plans shall not, together exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis.

(1)

The RSUs entitle the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

(2)	The weighted average fair value at the measurement date was based on the TSX market price of the Company’s shares on the date the RSUs were granted.

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In accordance with the policies of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of each of our security-based compensation arrangements for the three most recently completed financial years:

	2023 Burn Rate(1)	2022 Burn Rate(1)	2021 Burn Rate(1)
Stock Option Plan	2.03%	2.01%	0.00%
RSU Plan	1.50%	1.61%	0.00%

(1)     Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading “Particulars of Matters to be Acted Upon”.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers, such as the Company, to provide disclosure with respect to their corporate governance practices in accordance with Form 58-101F1.  The required disclosure for the Company is set out below.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.  The Board is committed to sound corporate governance practices that are both in the interest of its Shareholders and contribute to effective and efficient decision making. NI 58-101 and NP 58-201 establish corporate governance practices, guidelines and disclosure procedures that apply to all public companies.  NI 58-101 mandates disclosure of corporate governance practices in Form 58-101F1, which disclosure is set out below.

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Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board is currently comprised of the following five (5) directors:

Name	Position	Independent/ Non-Independent
Peter Bojtos	Director, Chairman of the Board & Chairman of the Audit Committee	Independent
Ronald Andrews	Director, Chairman of the Compensation Committee	Independent
Jasman Yee (1)	Director, Chairman of the Governance & Nominating Committee	Independent
David Wolfin	Director, President and CEO	Non-Independent
Carolina Ordoñez	Director	Independent

(1)	Mr. Jasman Yee is not standing for re-election at the Company’s AGM.

NP 58-201 states that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  Of the proposed directors, all except David Wolfin, who currently serves as the Company’s President and CEO are considered by the Board to be “independent” within the meaning of applicable securities legislation. In making the foregoing determinations with respect to the independence of each of the Company’s individual directors, the circumstances of each director have been examined in relation to a number of factors, including a review of the resumés of the directors and the corporate relationships and other directorships held by each of them and their prior involvement (if any) with management of the Company.

The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry.  The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board of Directors has functioned and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.

Procedures are in place to allow the Board of Directors to function independently.  At the present time, the Board of Directors consists of experienced directors that have made a significant contribution to the Company’s success and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.  Committees meet independent of management and other directors.

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Meetings of Independent Directors

Each meeting of the Board includes a session whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee is composed entirely of independent directors and may meet as often as deemed necessary.

Other Directorships

As of the current date, certain of the Company’s directors are presently on the boards of other public companies as follows:

Director	Other Reporting Issuers
David Wolfin Director, Chairman of the Board and CEO	Silver Wolf Exploration Ltd.
Peter Bojtos Director	E2 Gold Inc. Palamina Corp.

Board and Committee Meetings

The Board generally meets a minimum of four times per year, at least every quarter. The independent directors regularly meet in-camera, without management present, during each Board and Committee meeting. The Audit Committee meets at least four times per year. The Governance & Nominating Committee and Compensation Committee meet at least two times per year or as deemed necessary. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2023, the Board held seven meetings, the Audit Committee held four meetings; the Compensation Committee held two meetings and the Governance & Nominating Committee held three meetings. A summary of the Directors’ attendance at Board and Committee Meetings held in 2023 is as follows:

Name	Board Meetings	Audit Committee Meetings	Governance & Nominating Committee Meetings	Compensation Committee Meetings
Ronald Andrews	7 of 7	4 of 4	3 of 3	2 of 2
Peter Bojtos	7 of 7	4 of 4	3 of 3	2 of 2
David Wolfin	7 of 7	4 of 4	3 of 3	2 of 2
Jasman Yee	7 of 7	4 of 4	3 of 3	2 of 2
Carolina Ordonez(1)	3 of 4	N/A	1 of 1	N/A

(1)	Carolina Ordonez was appointed as a Director at the Company’s AGM on June 20, 2023.

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Board Mandate

The Board has adopted a Board Mandate, the full text of which is included as Schedule “A” to this Circular. A copy of the Mandate is also available on the Company’s website at www.avino.com.

Position Descriptions

Written position descriptions and roles and responsibilities have been developed by the Board for the Chief Executive Officer and Chairman of the Board.

The most Senior Executive in Avino’s organization is the Chief Executive Officer (CEO), David Wolfin. The CEO is the operational head of the Company.

Avino’s CEO provides leadership and vision allowing him to manage the Company in the best interests of its shareholders, and he manages the daily business affairs of the Company within the guidelines established by the Board.  Specific responsibilities include:  Overseeing department managers of the Company, developing and recommending business plans for the Board’s consideration, submitting financial reports (with the assistance of the CFO) and helping in and presenting Annual Budgets and Financial Statements, together with implementing all approved plans, policies and programs.  The CEO sets targets, has a keen awareness of the business, and stays abreast of the economic and political environment. He reviews the ongoing administration and development, protects and enhances the Company’s reputation and ensures the Company meets all compliance legal and regulatory obligations.

Additional commitments: David Wolfin, CEO communicates the strategic direction of the Company and involves the necessary employees to help build a strategic vision.  He clarifies what will be done so that all Directors and key-employees are well informed. Guided by the CEO everyone in the organization, who needs to know, will know, the direction, values, attitudes, goals, as he instills behaviors that determined how things will be done to make the Company run smoothly during any occasion. Mr. Wolfin monitors the operation carefully and is involved enough to achieve a proper business culture. His goal is to provide a proper balance of resources for all departments and intiatives; according to the Company’s mission. Mr. Wolfin spends a lot of time traveling to Avino’s operations, ensuring Avino has the right people in the right positions with the right skills, which are critical to the process.

Tasked with making the final decision, he takes on the position of a CEO’s responsibility for the Company’s best performance.  David Wolfin, CEO takes an active role in driving the performance, setting the levels to reach, and describing the course the Company will have to travel to meet future current and future goals.

The Chairman of the Board, Peter Bojtos, is also an Independent Director. As Chairman of the Board he provides oversight of management and a layer of supervision of the affairs of the business as follows:

As Chairman he is the liaison between the Board and key management of the Company through the CEO, ensuring efficient operation of the Board and its obligations to the Company and shareholders.  He provides oversight of the Board in all meetings including the Annual General Meeting for shareholders, he coordinates the Agenda for Board meetings, and assists the Corporate Governance Committee with its annual review of the performance of Directors and the functionality of the Board.  As Chairman of the Board he preserves the separation between the Board and the CEO (and management) and is the communicator of Board decisions to the CEO.  The Chairman is independent from management, and free of any interest or business relationship, which could interfere with the Chairman’s independent judgement -- other than his interest in his shareholdings in the Company and/or other remuneration for attending to the position of Chairman of the Board.

In addition, the Chairman provides independent counsel to the CEO, he keeps Directors informed of the activities of the Company and its management, and he ensures that Directors are kept properly informed on information required to enable them to make sound decisions. He chairs the meetings of the Board, and he recommends an annual schedule of dates and times for Board and Committee meetings throughout the year, he will sit on Committees of the Board (as determined by the Board, and he will often sit as a guest attendee to listen in on Committees he does not serve on). He will call special meetings of the Board when and where appropriate.

The Chairman ensures all committees are run properly and effectively and assesses all Committees on an annual basis.

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The Board has three (3) committees: the Audit Committee, Governance and Nominating Committee, and the Compensation Committee.  The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee.  Because the size and nature of the Company’s business allows each director to understand his role in progressing the Company’s operations, the Board has not yet developed written position descriptions for the Chair of each Board committee.

Orientation and Continuing Education

New directors are provided with an Orientation Manual.  Directors have the opportunity to meet with senior management to obtain insight into the operations of the Company.  New directors are briefed on the Company’s current property holdings, ongoing exploration programs and mining operations, overall strategic plans, corporate objectives, financials status, general business risks and mitigation strategies, and existing company policies. Senior management also makes regular presentations to the Board at its meetings and all directors are encouraged to communicate directly with management and other staff.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records.  Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board has also adopted a formal Code of Conduct (the “Code”) and the Code is applied to all directors, officers and employees.  A copy of the Code is available at the Company’s website at www.avino.com.

Insider Trading Policy

The Board adopted an Insider Trading Policy in June 2013, (and subsequently amended in February 2017).  The Insider Trading Policy prescribes rules with respect to trading in securities of the Company where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to ethical business conduct by the Company’s personnel.  A copy of the Insider Trading Policy is available on the Company’s website at www.avino.com.

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Disclosure and Confidentiality Policy

The Board adopted a Disclosure and Confidentiality Policy in February 2017.  The purpose of the Disclosure and Confidentiality Policy is to establish procedures which permit the disclosure of information about the Company and its subsidiaries to the public in a timely manner and to ensure that when information has not been publicly disclosed it remains confidential.  Strict adherence to this Policy will help the Company maintain credibility in the marketplace by ensuring that all investors in securities of the Company have equal access to information that may affect their investment decisions.  The Disclosure Committee consists of the members of management, investor relations officer, qualified person(s), and such other persons as are designated from time to time by the board of directors of the Company.  A copy of the Disclosure and Confidentiality Policy is available on the Company’s website at www.avino.com.

Whistleblower Policy

The Board adopted a Whistleblower Policy on December 19, 2017.

The Board, upon the recommendations of the Audit Committee, has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and other corporate misconduct and breaches of the Code of Conduct.   The Whistleblower policy is designed to encourage ethical behavior by all of the Company directors, officers, and employees, and provides details and procedures for submitting a complaint or concern to the Chairman of the Audit Committee of any wrong-doing.

To ensure that all employees, officers, and directors are aware of the Policy, a copy of the policy will be provided in the appropriate language (English or Spanish, as the case may be) to all employees, officers and directors. All employees, officers, and directors will be informed whenever significant changes are made.

Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment, and retaliation. No employees, officers or directors of the Company have the authority to engage in any conduct prohibited by this policy.  Reporting can be made by submitting a written complaint or concern by mail, fax, or email to the Chairman of the Audit Committee.  Once complaints are received, the Chairman of the Audit Committee will review the details of the submissions and will address each matter reported, and corrective and disciplinary actions will be taken, if appropriate. A copy of the Whistleblower Policy is available on the Company’s website at www.avino.com.

Term Limits

The members of the Board are elected annually.  The present directors of the Company cease to hold office immediately before the election of directors at the Meeting and the directors are eligible for re-election.  The Board has not adopted a formal maximum term limit for directors.  The Board strives to be constituted to achieve a balance between experience and the need for renewal and fresh perspective.  The Board believes, however, that the imposition of director term limits on a board implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination.  The Board believes that it is better served with a regular assessment of the effectiveness of the Board, Board committees and individual directors rather than on arbitrary term limits.

Corporate and Board Diversity

Diversity is an important part of the Company’s culture and its operations.  Consequently, the Company seeks to recruit and invest in the best available talent.  However, the Company has not adopted a written policy relating to the identification and nomination of women directors or regarding the number of women in executive positions because it does not believe that a written policy is the best way to achieve the Company’s diversity or business objectives.

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Furthermore, on appointing individuals to the Board and executive officer positions, the Company considers a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.  The level of representation of women in senior leadership roles is considered by the Company as one such factor.

The Company recognizes the value of individuals with diverse attributes on the Board and in executive officer positions, and is committed to the desirability that there is representation of women on the Board and in executive officer positions.  However, the Company has not established a target regarding the number of women on the Board or in executive officer positions, as the Company has determined that a target would not be the most effective way of achieving the Company’s diversity or business objectives.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience.

Committees of the Board

Audit Committee

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) a reporting issuer in those jurisdictions which have adopted NI 52-110 and that is not a “venture issuer” is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

All Members of the Audit Committee must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	All Members of the Audit Committee must be “independent” as defined under NI 52-110.

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3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards.

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8.	Termination of the Auditors

8.1

The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, provided the Committee is acting reasonable and responsible.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

Due to the Company’s size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

Due to the Company’s size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, provided the Committee is acting reasonable and responsible.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

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Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent(1)	Financially Literate(2)	Education and Experience
Ronald Andrews	Yes	Yes	Master’s degree in political science, and a Bachelor’s of Science degree in horticulture, and on the boards of two reporting issuers. Member of the audit committee of three reporting issuers.
Peter Bojtos, Chairman	Yes	Yes	Professional Engineer with over 50 years of worldwide experience in the mining industry
Carolina Ordonez	Yes	Yes	Vice President Corporate Affairs of a publicly traded company

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each current member of the Audit Committee are as follows:

Ronald Andrews:  Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers.  Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies.

Peter Bojtos: Mr. Bojtos is a professional engineer with over 50 years of worldwide experience in the mining industry.  He has an extensive background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning.  Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at open-pit iron-ore and underground base-metal and uranium mines in West Africa, the United States and Canada. Following that, he worked in Toronto for Kerr Addison Mines Ltd., a Noranda Group company, in increasingly senior management and officer positions for 12 years. From 1990 to 1992 he was the President and CEO of RFC Resource Finance Corp. developing a zinc mine in Washington State. From 1992 to 1993 Mr. Bojtos was the President & CEO of Consolidated Nevada Goldfields Corp. which operated precious metal mines in the United States.  From 1993 to 1995 he was Chairman and CEO of Greenstone Resources Ltd., constructing and operating several gold mines in Central America. From 2017 to 2019 he was president of Pembridge Resources plc.  From 1996 to present Mr. Bojtos has been an independent director of numerous exploration and producing mining companies through-out the world.

Carolina Ordonez: Ms. Ordonez has over 15 years of experience in the resource sector as a liaison between Governments, Corporations, Mining subsidiaries and Investors, with extensive experience in government relations and global affairs. She was a former Director of several NGOs promoting and engaging Latin-American business and culture strengths. Fluent in English and Spanish. Born and raised in Bolivia, she holds a global designation in International Trade Business and a Diploma in Business Management and International Commerce from the British Columbia Institute of Technology.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

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Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(1)(2)	All Other Fees(3)
2023	1,235,025	29,631	34,035	Nil
2022	543,560	25,923	Nil	Nil

1 “Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2 “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include audit or attest services not required by legislation or regulation.

3 “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”.

4 “All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under footnotes 1 to 3 above.

For additional information, please refer to the Company’s Annual Financial Statements for the fiscal year ended December 31, 2023 and filed on March 21, 2024, as well as the Company’s 2023 Annual Information Form filed on March 28, 2024, under the Company’s SEDAR profile (www.sedarplus.ca).

Governance and Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board of Directors with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

•	manage the corporate governance system for the Board of Directors;

•	assist the Board of Directors to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and ‘codes of best practice’ of corporate behaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Board of Directors and management of the Company;

•	review the Chief Executive Officer’s succession plan;

•	recommend to the Board of Directors’ nominees for appointment of the Board;

•	Assist the Board of Directors’ annual review of the Chief Executive Officer’s performance; and

•	annually review and set an agenda of the Board of Directors on an ongoing basis.

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The Governance and Nominating Committee currently consists of three directors, Ronald Andrews, Peter Bojtos, and Carolina Ordonez, all of whom are at arm’s length to the Company.

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

Compensation Committee

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Ronald Andrews (Chair), Peter Bojtos and Carolina Ordonez, who are independent directors within the meaning set out in NI 58-101.  All three members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of similar size, and which are active in the industry and/or market in which the Company competes for talent.  This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization, and asset value including the following companies: Excellon Resources Inc., Golden Minerals Company, GoGold Resources Inc., Bear Creek Mining Corporation, Discovery Silver and Endeavour Silver.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices.  At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

The charter of the Compensation Committee is available at the Company’s website at www.avino.com

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Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedarplus.ca.  Shareholders may contact the Company at Suite 900 ‑ 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

BY ORDER OF THE BOARD OF DIRECTORS

Avino silver & gold mines ltd.

/s/ “David Wolfin”

David Wolfin,

President, CEO and Director

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SCHEDULE “A”

AVINO SILVER & GOLD MINES LTD.

(the “Company”)

BOARD OF DIRECTORS’ MANDATE

INTRODUCTION

The fundamental responsibility of the Board of Directors is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the TSX Venture Exchange and NYSE MKT (collectively, “Applicable Laws”).

2.	The Board will be consisting of a majority of the “independent directors” as determined by Applicable Laws.

3.	Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders.

DUTIES AND RESPONSIBILITIES

The Act requires that each director:

(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	not to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence, and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

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1. Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

(c)	An in-camera session will be available for all independent directors at every Board meeting, if requested.

2. Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself.  Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates and charters of such committees as approved by the Board.

The Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance & Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and

(iii)

appointing committees of the Board, including an Audit Committee, Governance & Nominating Committee, Compensation Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, and charters of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation, after considering recommendations by the Compensation Committee;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present; and

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole.

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3. Management Responsibility

The Board has the responsibility to:

(a)	Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

(b)	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

(c)	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

(d)	Establish limits of authority delegated to senior management.

(e)	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

4. Financial and Corporate Matters

The Board has the responsibility to:

(a)	review and approve the Company’s financial statements and oversee the Company’s compliance with applicable audit, accounting and reporting requirements;

(b)	approve annual operating and capital budgets;

(c)	review operating and financial performance results relative to established strategy, budgets and objectives;

(d)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(e)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(f)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, prospectuses and registration statements;

(g)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

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(h)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval, if required by Applicable Laws;

(i)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(j)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(k)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

5. Board Process / Effectiveness

(a)	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting.

(b)

Engage in the process of determining Board member qualifications with the Governance & Nominating Committee, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

(c)	Approve the nomination of directors.

(d)	Establish an appropriate system of corporate governance, including practices to ensure the Board functions independently of management.

(e)	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(f)	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(g)	Review and re-assess the adequacy of the Audit Committee Charter on a regular basis.

(h)	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(i)

Each member of the Board is expected to understand the nature and operations of the Company’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Company invests, or is contemplating potential investment.

(j)

In addition to the above, adherence to all other Board responsibilities as set forth in the Company’s Notice of Articles, Articles, applicable policies and practices and other statutory and regulatory obligations.

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6. Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(b)

evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place; and

(c)	review the adequacy of security of information, information systems, and recovery plans.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board of Directors of the Company with immediate effect on February 14, 2017 (the “Effective Date”).

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that Province.

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